Built and Owned by Collectors like you



Highlights

Highlights

1. We believe we are poised to conquer an underserved, $500B market comprised of 75 million collectors

2. hobbyDB is home to 530,000 collectors who have collections worth $1.35 Billion

3. $4 million in capital raised from Producer Adam Goldberg, Techstars, & 989 collectors just like you

4. We power the databases and price guides behind brands such as Funko and Hard Rock International

5. Funko is profitable for us, representing an annual contribution of $250,000 and growing

6. CEO ran the largest set of collector forums & founded the biggest European eBay business w/ $40 million GMV

6. CEO ran the largest set of collector forums & founded the biggest European eBay business w/ $40 million GMV

7. User wish lists house 9 Million items worth $913 Million

Our Team



Christian Braun

Ran the world's largest set of forums for collectors and founded the biggest eBay business in Europe. Financed his MBA by selling collectibles and worked for Bain & Company and GE Capital.

Collectibles is a completely underserved, $500 billion market comprised of 75 million collectors. This market is ripe for disruption and with more than 80 years of combined experience, we know how to build THE resource for collectors that will become the next eBay/Etsy of the future.



Alexandra Lindsay

Built a large ancestry community/SAAS business, acquired by a top three genealogy site. Worked for Forrester.

Christopher Caruk

More than 40 years in technology, the last 25 years in executive positions.

For collectors, by collectors like you.

Every collection, no matter how big or small, begins the day you bring that very first item home.

Whether you love Funko, Superman, Disney, Hard Rock, Hot Wheels, Scientific Instruments, or another classic, we know that everyone is a fan of something.



FanMerch
500 Billion
Super Mario
Funko
Licensed
$292 Billion
Ford
Lost in Space
Collectible
$225 Billion

At hobbyDB, we're building the ultimate database and, most importantly, a community for the world of collecting. A place fans and collectors throughout the galaxy can call home.

Here you will find the internet's ultimate Funko guide alongside the No. 1 data resource for Hard Rock Cafe Pins and the largest home for Hot Wheels collectors (to name just a few of our burgeoning communities).

But the quest for "Over 100 Billion Collectibles... eventually" is not one that our small and dedicated hobbyDB team has embarked on alone. It's taken an army of volunteers, investors and ardent fans from across the globe to ensure that hobbyDB is a home for everyone.



hobbydb
Built & Owned by Collectors Like You.

With the help of our community, we're building the quintessential collecting experience. In a world of fragmented solutions, we're here to revolutionize the collectibles market by providing a place that celebrates everyone's fandom.

From the most obscure items to the popular must-haves, you'll receive real time access to estimated values, items for sale and everything related to the collectibles you love.

Join the revolution

Now is your opportunity to get a foot in the door of that industry that annually

Now is your opportunity to get a foot in the door of that industry that annually generates $500 billion.

With hobbyDB Crowdfunding, everyone gets a chance to own a part of the community that they helped to build.

The best part? In an era of heavyweight corporations, investing in hobbyDB is accessible, reasonable/affordable, and a big market opportunity to join more than 1,000 investors that believe in hobbyDB.

Collectibles are hot - now you have a chance to invest in the latest trend

Sneakers, trading cards and the advent of NFTs are among a handful of genres that have carved or re-carved their own respective niches recently within the collectibles industry.



SLAM DUNK! Sothebys sets new world auction record for any pair of sneakers!
A rare baseball card Just sold for a record $6.6 Million at auction!
A Super Mario Bros. game sells for $2 million, another record for gaming collectibles.
FT FINANCIAL TIMES
The New York Times
REUTERS
CNN Money
THE WALL STREET JOURNAL.

But these "only" account for roughly $13 billion of the collectibles market and this small segment is already proving to be a competitive bloodbath. That means all the attention right now is focused on less than 4% of the whole addressable market in collectibles.

At hobbyDB, we cast our net throughout the entire collecting universe. Our goal is to cover everything from the most popular to the most obscure items ever collected, and provide the tools that you need to manage your ever growing collection.

Our Community is our Differentiator

To truly be all inclusive, that requires a team of passionate volunteers to bring their expertise to a squad that already boasts more than 2,000 members.

Also essential to our success, our Advisory Council, which is comprised of 2 Guinness Book Record Holders, 10 Museums Curators/Owners, Editors of Magazines, Presidents of Clubs and Owners of database websites, blogs or forums.

Our members of the Squad and Advisory Council each utilize their specific expertise to ensure the proper documentation and maintenance of their respective collectible universes.

This ability to document every kind of collectible sets us apart with a competitive advantage over other collectible companies.



Showing patent numbers for PEZ dispensers


Capturing every detail for comics
hobbydb


Showing everything related to a person
Stirling Moss
Coca-Cola
Showing everything related to a brand
hobbydb

> *Open images in a new tab to zoom in!*

We build the database segment by segment, working with folks from every part of the collectible galaxy.


or segment by segment
poppriceguide
16,400 Funko Products
Hard Rock Pin Catalog
65,000 Hard Rock Pins
24,000 Hot Wheels
WWW.SCALE18.COM
4,300 Model Cars in 1/18 Scale
hugada.net
55,000 Video Games
Toy Collector App
132,000 Action Figures
hobbydb

Here are some recent examples -

Micro Machines

We're in the exciting process of adding the entire Catalog of Micro Machines and other similar models of the same scale to the hobbyDB database. The items come courtesy of two volunteers, who have joined the Squad.

Porcelain

Before there was Funko, Royal Doulton was the premier name in collectible pop culture figurines. Now the porcelain collectibles that date back to the 1950s are finding a new home on hobbyDB. We're thrilled to add them to the database after a Funko volunteer reached out and asked to add the entire collection, importing the items from a site that agreed to share its data with us.

Valiant Comics

Gregg Holland reached out to hobbyDB when his Valiant Comics database was potentially disappearing. We happily partnered with Greg and now hobbyDB is home to heroes such as Bloodshot and Harbinger and more than 3,700 Valiant Comics!

Funko

Pop Price Guide has spent years building a positive reputation in the Funko community. As a result, Funko recognizes us as the industry's most reliable resource for its price points. You'll find our prices powering the official Funko App for more than two years and running!

Hard Rock

Back in 2018, we were approached by the Hard Rock Pin Community to see if we could provide their database and collections a new home. hobbyDB is now THE resource for Hard Rock Pin collectors with more than 90,000 (up from 60,000 when we took it on board) pins in the database along with 80,000 relevant price estimates in the price guide.

Transforming the collecting experience - Our Product Vision for the Future

As our community knows, we're more than just a huge database. With the investment that we raise, we have exciting plans for every other facet of the site that collectors like to call home.



Real Time Alerts for the Price Guide

Ever wonder when is the best time to sell or buy? With our Real Time Alerts, you can see when an item changes in value, so you are ready to make a move when it really counts.

We'll continue to expand these alerts into predictive analytics so that it's never too late to try to capitalize on a trend.

Super powered Collection Management with the App

If you are on the road or just want to have a faster way to find items and estimated values of the collectibles you love, the hobbyDB App is perfect for you.

Known for its UPC scanning, the App makes an ideal tool for performing quick in-store research. It also comes in handy for easy access to collection management features.

We've now added the ability to scan more than just UPC codes with the addition of Hot Topic and Hard Rock Cafe's unique barcodes and with more to come.

In the future, we'll make the App even more effective with the addition of image recognition. All you'll have to do is take a picture of your item, and if it's in the database, it will automatically pop up. Then, with just one click, you'll be able to either add it to your collection, or list it for sale.

AN ALL NEW MARKETPLACE EXPERIENCE

1. Adding more ways to list for sale

It's our goal to make the hobbyDB marketplace the easiest place to list and manage your inventory. We know there are some competitive solutions such as the Facebook Marketplace and eBay, however, none of them are built with the collector in mind and are only partial solutions.

To provide the ultimate selling experience, we understand that our Sellers need our system to be as flexible as possible when it comes to offering items for sale

our system to be as flexible as possible when it comes to offering items for sale. Coming soon, hobbyDB Sellers will have the ability to offer all of the following options to their customers -

1. Auction
2. Best Offer
3. Buy it Now
4. Trade
5. (and any combination of these)

That's right, we said TRADE! We'll make it easy for you to be able to see another user's collection and then make offers for the items that you'd like to trade straight from your collection on hobbyDB (no other website offers this in a structural way).

2. Drop Alerts

Never miss out on that chance to get that coveted item ever again! Our Drop Alerts will allow you to see when an item goes on sale anywhere across the web.

We'll expand this feature to also include older inventory as well, so if an item in the database is on your wish list, and it suddenly is re-released or re-listed, (even if that happens on another website than hobbyDB), you'll get an email right away.

3. Bricks & Clicks

Conventions are one of the best places to connect with fellow collectors and find the grails you've been searching for. But what if we could help blur the line between the physical cons and the digital experience? We're working with event leaders across the entire industry to promote in person events to hobbyDB users that are located in their particular area. We're also offering the ability to list items for sale for local pick up during these events so collectors don't have to stress about being first in line for their favorite items.

How do we make money - Conquering one collectible segment at a time

Our first collectible segment is already profitable for us, representing an annual contribution of $249,600 and growing. That is $11.35 per Funko database entry. If we can replicate this with the rest of our segments, and earn half of that or even only $1 per database item, we will become the most valuable business in the FanMerch segment.



Funko Income (per SKU)
Monthly P&L for Funko
Income
Transaction & Affiliate Fees $9,100
Advertising $8,400
Data Sale $10,400
= $27,900
Variable Costs
Finance Fees $2,600
Customer Service $2,800
Data $1,700
= $7,100
Monthly Contribution $20,800
hobbydb

Join Us on our Mission to Document 100 Billion Collectibles

The time is now if you haven't already joined the hobbyDB community!

With the collectibles universe already soaring, and primed to climb even higher, we are on a mission to be the industry's ultimate resource for anything that fans collect, from comics and trading cards to Hasbro, New York Yankees to mid-century furniture and so much more.

Take advantage of this opportunity to join more than 1,000 shareholders and our 2,000 volunteers on our quest to dominate the world of collectibles.